UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005

Commission file number 001-13913

WADDELL & REED FINANCIAL, INC.
401(K) AND THRIFT PLAN
(Full title of the Plan)

WADDELL & REED FINANCIAL, INC.
6300 Lamar Avenue
Overland Park, Kansas  66202
913-236-2000
(Name of issuer of securities held pursuant to the Plan)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Plan Administrators
Waddell & Reed Financial, Inc.
    401(k) and Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri
May 26, 2006

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Investments (note 3)	$88,802,790	84,423,239
Contributions receivable from participants	183,961	183,319
Contributions receivable from participating employers	242,009	73,330
Net assets available for benefits	$89,228,760	84,679,888

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Investment income:
Dividends—stock	$215,527	224,156
Dividends—mutual funds	2,719,350	768,040
Net appreciation of investments (note 3)	5,169,305	7,447,403
Investment income	8,104,182	8,439,599

Contributions (note 4):
Participants	6,286,310	5,840,395
Employers	2,879,179	2,605,752
Participant rollovers	209,762	341,052
Total contributions	9,375,251	8,787,199
Benefits paid to participants	(12,930,561)	(7,155,608)
Net increase	4,548,872	10,071,190
Net assets available for benefits:
Beginning of year	84,679,888	74,608,698
End of year	$89,228,760	84,679,888

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)            Description of Plan

The following brief description of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

(a)                      General

The Plan is a defined contribution plan covering substantially all employees of Waddell & Reed Financial, Inc. and subsidiaries who have twelve months of consecutive service and no less than 1,000 hours of service for Waddell & Reed Financial, Inc. or a subsidiary. The Plan complies with the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Plan administration is accomplished through a committee of three persons who have authority to arbitrate disputes and settle claims arising under the Plan.

(b)                      Contributions

Participants are allowed to make yearly pre-tax and after-tax contributions not to exceed a maximum of 92% of eligible earnings to the Plan. Each eligible participant is allowed to make “matched contributions” ranging from 1% to 5% of eligible earnings to the 401(k) component of the Plan. The Plan also provides for a matching employer contribution of 100% of the first 3% of the participant’s contribution and a 50% match of the next 2% of the participant’s contribution. Participants can make “unmatched contributions” to the 401(k) component of the Plan not to exceed eligible earnings less required social security tax withholdings. Each eligible participant can make “unmatched contributions” ranging from 1% to 6% of eligible earnings to the thrift component (after-tax) of the Plan.

Participants direct the investment of employee and employer matching contributions among investment options available under the Plan.

(c)                       Participant Accounts

Each participant’s account is credited with their contribution, the employer’s matching contribution, and Plan earnings on their employee and employer account balances. The benefit to which a participant is entitled is the benefit that can be provided from their vested account.

(d)                      Vesting

Participants vest immediately in their contributions plus actual earnings thereon. Prior to January 1, 1999, vesting in employer contributions was graduated to 100% after six years of employment. Effective January 1, 1999, all future employer matching contributions are fully vested at the time of the contribution. All employer contributions made for active participants prior to January 1, 1999 are now fully vested.

(e)                       Participant Loans

Participant loans are not permitted under the Plan document.

(f)                         Payment of Benefits

On termination of service due to death, disability or retirement, a participant is paid in a joint and 50% survivor annuity, unless the participant chooses a lump-sum distribution. The nonvested portion of employer contributions made prior to January 1, 1999 is retained by the Plan until the separated participant incurs a “break in service,” at which time the remaining account balance is forfeited. For termination of service for any other reason, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(g)                      Forfeited Accounts

For the year ended December 31, 2005 and 2004, forfeited nonvested accounts totaled $921 and $4,906, respectively. These forfeitures were used to reduce the employer contributions and expenses for the current year.

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and present the net assets available for benefits and changes in those net assets of the Plan.

The Plan allows contributions to be invested in Waddell & Reed Financial, Inc. Class A common stock and certain mutual fund shares of (i) the Waddell & Reed Advisors Group of Mutual Funds and (ii) Ivy Funds, Inc. and the Ivy Funds trust (collectively, the “Ivy Funds”). Waddell and Reed Investment Management Company, a participating employer in the Plan, and Ivy Investment Management Company (formerly Waddell & Reed Ivy Investment Company) manage the Waddell & Reed Advisors Group of Mutual Funds and the Ivy Funds, respectively. Fiduciary Trust Company of New Hampshire serves as the trustee for the Plan.

The Plan had 1,444 and 1,427 participants at December 31, 2005 and 2004, respectively. At December 31, 2005, 251 of the 1,444 participants in the Plan are former employees who have elected not to withdraw from the Plan. At December 31, 2004, 268 of the 1,427 participants in the Plan were former employees who elected not to withdraw from the Plan.

(b)                      Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)                       Investment Valuation and Income Recognition

The Plan’s investments in Torchmark Corporation common stock and Waddell & Reed Financial, Inc. Class A common stock are stated at market value. The Plan’s investments in mutual fund shares are stated at net asset value. Quoted market prices are used to value investments as of December 31, 2005 and 2004.

Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

(d)                      Payment of Benefits

Benefits are recorded when paid. Administrative expenses are paid by the participating employers listed in note 4.

(3)                     Plan Investments

The following presents the number of shares and fair value of Torchmark Corporation common stock, Waddell & Reed Financial, Inc. Class A common stock, and mutual fund investments as of December 31, 2005 and 2004. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	Number
December 31, 2005	of shares	Fair value
Torchmark Corporation common stock	33,790	$1,878,724
Waddell & Reed Financial, Inc. Class A common stock	306,754	6,432,631
Cash		230,190

Waddell & Reed Advisors Group of Mutual Funds shares:
Waddell & Reed Advisors Cash Management	5,135,000	5,135,000
Waddell & Reed Advisors Core Investment	1,480,307	9,103,891
Waddell & Reed Advisors New Concepts	734,616	7,706,120
Waddell & Reed Advisors Science and Technology	681,408	7,863,451
Waddell & Reed Advisors Small Cap	298,854	4,587,411
Waddell & Reed Advisors Vanguard	592,814	5,708,795
Other Waddell & Reed Advisors Funds	3,390,105	22,861,512

Total Waddell & Reed Advisors Group of Mutual Funds shares		62,966,180

Ivy Funds shares (various funds)	1,001,183	17,295,065
Total investments		$88,802,790

	Number
December 31, 2004	of shares	Fair value
Torchmark Corporation common stock	37,625	$2,149,893
Waddell & Reed Financial, Inc. Class A common stock	339,139	8,102,031
Cash	—	57,519

Waddell & Reed Advisors Group of Mutual Funds shares:
Waddell & Reed Advisors Cash Management	4,442,027	4,442,027
Waddell & Reed Advisors Core Investment	1,766,446	9,998,087
Waddell & Reed Advisors International Growth	635,184	4,236,674
Waddell & Reed Advisors New Concepts	901,236	8,426,552
Waddell & Reed Advisors Science and Technology	702,605	7,553,006
Waddell & Reed Advisors Small Cap	314,985	4,655,482
Waddell & Reed Advisors Vanguard	615,695	5,356,543
Other Waddell & Reed Advisors Funds	2,762,482	17,222,551

Total Waddell & Reed Advisors Group of Mutual Funds shares		61,890,922

Ivy Funds shares (various funds)	791,298	12,222,874
Total investments		$84,423,239

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,169,305 and $7,447,403, respectively, as follows:

	2005	2004
Torchmark Corporation common stock	$(70,723)	499,341
Waddell & Reed Financial, Inc. Class A common stock	(934,808)	219,873

Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	383,186	204,754
Asset Strategy	443,632	176,361
Bond	(35,767)	(16,567)
Continental Income	5,680	34,241
Core Investment	790,540	874,109
Dividend Income	64,974	37,474
Global Bond	(8,018)	26,838
Government Securities	(28,471)	(16,837)
High Income	(65,287)	16,017
International Growth	600,340	444,580
Limited-Term Bond	(10,248)	(4,930)
New Concepts	956,683	1,458,909
Retirement Shares	96,455	32,220
Science and Technology	533,746	1,050,415
Small Cap	190,014	556,704
Value	(42,807)	257,240
Vanguard	526,480	242,632

Total Waddell & Reed Advisors Group of Mutual Funds	4,401,132	5,374,160

Ivy Funds:
Asset Strategy	84,595	25,495
Bond	(275)	41
Core Equity	12,532	10,316
Cundill Global Value	207,458	103,440
European Opportunities	96,027	168,463
Global Natural Resources	458,776	213,559
High Income	(8,955)	1,678
International Balanced	(6,209)	12,334
International Growth	114,293	94,494
International Value	31,305	7,790
Large Cap Growth	119,393	34,633
Limited-Term Bond	(1,143)	(1,137)
Mid Cap Growth	52,714	47,786
Mortgage Securities	(2,781)	(134)
Pacific Opportunities	134,327	55,799
Real Estate Securities	48,960	67,790
Science and Technology	320,590	270,061
Small Cap Growth	179,022	223,831
Small Cap Value	(66,925)	17,790
Total Ivy Funds	1,773,704	1,354,029
Net appreciation	$5,169,305	7,447,403

(4)                     Contributions by Participants and Participating Employers

The contributions of each participating employer and its employees for the years ended December 31 are as follows:

	2005		2004
	Participant	Employer	Participant	Employer
Waddell & Reed Financial, Inc.	$114,290	45,039	92,501	41,534
Waddell & Reed, Inc.	3,517,866	1,503,948	3,293,522	1,350,179
Waddell & Reed Investment Management Company	1,059,609	511,213	951,529	457,410
Waddell & Reed Services Company	1,039,187	528,628	991,619	486,340
The Legend Group of Companies	343,675	175,010	315,374	155,844
Austin Calvert & Flavin, Inc.	211,683	115,341	195,850	114,445

	$6,286,310	2,879,179	5,840,395	2,605,752

(5)                     Related Party Transactions

Certain Plan investments include shares of mutual funds managed by Waddell & Reed Investment Management Company and Ivy Investment Management Company, as well as shares of Waddell & Reed Financial, Inc. Class A common stock. Waddell & Reed Financial, Inc. and its affiliates are the sponsors, as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

(6)                     Plan Termination

Although it has not expressed any intent to do so, Waddell & Reed Financial, Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants would immediately become fully vested in their employer contributions and Plan assets would be distributed.

(7)                     Tax Status

The Internal Revenue Service has determined and informed Waddell & Reed Financial, Inc. by a letter dated April 24, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel are not aware of any activity or transactions that would adversely affect the qualified status of the Plan.

(8)                     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Schedule 1

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment		Current value
Cash	—	—	$ 230,190
Torchmark Corporation	33,790	shares of common stock	1,878,724
* Waddell & Reed Financial, Inc	306,754	shares of Class A common stock	6,432,631

			8,541,545
* Waddell & Reed Adviors Group of Mutual Funds	574,089	shares of Accumulative	3,892,323
* Waddell & Reed Adviors Group of Mutual Funds	382,922	shares of Asset Strategy	3,473,100
* Waddell & Reed Adviors Group of Mutual Funds	145,768	shares of Bond	895,016
* Waddell & Reed Adviors Group of Mutual Funds	5,135,000	shares of Cash Management	5,135,000
* Waddell & Reed Adviors Group of Mutual Funds	79,588	shares of Continental Income	593,730
* Waddell & Reed Adviors Group of Mutual Funds	1,480,307	shares of Core Investment	9,103,891
* Waddell & Reed Adviors Group of Mutual Funds	47,700	shares of Dividend Income	652,533
* Waddell & Reed Adviors Group of Mutual Funds	883,709	shares of Global Bond	3,199,025
* Waddell & Reed Adviors Group of Mutual Funds	286,080	shares of Government Securities	1,564,858
* Waddell & Reed Adviors Group of Mutual Funds	152,834	shares of High Income	1,117,217
* Waddell & Reed Adviors Group of Mutual Funds	504,242	shares of International Growth	3,877,620
* Waddell & Reed Adviors Group of Mutual Funds	69,571	shares of Limited-Term Bond	692,236
* Waddell & Reed Adviors Group of Mutual Funds	734,616	shares of New Concepts	7,706,120
* Waddell & Reed Adviors Group of Mutual Funds	84,025	shares of Retirement Shares	666,321
* Waddell & Reed Adviors Group of Mutual Funds	681,408	shares of Science and Technology	7,863,451
* Waddell & Reed Adviors Group of Mutual Funds	298,854	shares of Small Cap	4,587,411
* Waddell & Reed Adviors Group of Mutual Funds	179,577	shares of Value	2,237,533
* Waddell & Reed Adviors Group of Mutual Funds	592,814	shares of Vanguard	5,708,795

Total Waddell & Reed Adviors Group of Mutual Funds			62,966,180

* Ivy Funds	36,955	shares of Asset Strategy	621,590
* Ivy Funds	1,633	shares of Bond	17,064
* Ivy Funds	19,532	shares of Core Equity	197,077
* Ivy Funds	136,488	shares of Cundill Global Value	2,041,865
* Ivy Funds	41,399	shares of European Opportunities	1,230,802
* Ivy Funds	121,982	shares of Global Natural Resources	3,191,052
* Ivy Funds	22,894	shares of High Income	195,057
* Ivy Funds	21,287	shares of International Balance	306,101
* Ivy Funds	65,319	shares of International Growth	928,182
* Ivy Funds	14,778	shares of International Value	209,559
* Ivy Funds	85,562	shares of Large Cap Growth	970,272
* Ivy Funds	6,824	shares of Limited-Term Bond	68,855
* Ivy Funds	37,244	shares of Mid Cap Growth	439,475
* Ivy Funds	16,410	shares of Mortgage Securities	173,785
* Ivy Funds	57,861	shares of Pacific Opportunities	752,766
* Ivy Funds	43,929	shares of Real Estate Securities	900,549
* Ivy Funds	88,476	shares of Science and Technology	2,334,882
* Ivy Funds	150,714	shares of Small Cap Growth	2,239,609
* Ivy Funds	31,896	shares of Small Cap Value	476,523

Total Ivy Funds			17,295,065
Total investments			$ 88,802,790

*Indicates party-in-interest investment.

See accompanying report of independent retistered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Overland Park, State of Kansas, on June 21, 2006.

WADDELL & REED FINANCIAL, INC.
401(K) AND THRIFT PLAN

By:	/s/ Daniel P. Connealy
Daniel P. Connealy, Member
Administrative Committee

By:	/s/ Michael D. Strohm
Michael D. Strohm, Member
Administrative Committee

By:	/s/ William D. Howey, Jr.
William D. Howey, Jr., Member
Administrative Committee